Exhibit 99.1

China Digital TV Announces Unaudited First Quarter 2016 Results

BEIJING, China, May 17, 2016 — China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of cloud-based application platforms and conditional access ("CA") systems which enable China's digital cable television market to offer and secure diversified content services, today announced its unaudited financial results for the first quarter ended March 31, 2016.

“We are off to a solid start in 2016, as evidenced by the better-than-expected performance of our traditional business, and the growth and early-stage monetization of our cloud offerings,” stated Mr. Jianhua Zhu, China Digital TV's chief executive officer. “In the first quarter, we were able to expand the registered users on our cloud platform to 2.3 million from 1.7 million only a quarter ago. In addition, we have already begun to monetize our cloud offerings in Beijing and Chongqing through subscription fees and purchases of virtual currency. Furthermore, we solidified new partnerships with telecom and cable operators to launch the platform in Sichuan, Qingdao, Guizhou and Hebei. Taken together, we expect that these developments will help us to further accelerate user growth and develop our cloud offerings into meaningful revenue sources in 2016. Going forward, we will focus not only on driving the regional expansion of the platform, but also on refining the content offering, as we add more TV-based games and later expand into other content, such as education and online shopping. Our progress on the cloud front speaks to our innovative spirit and reaffirms our commitment to establishing ourselves as the leading gateway for interactive cloud-based content into the living room.”

Ms. Yue Qian, China Digital TV's acting chief financial officer, commented, “We expect smart card business to remain challenging and average selling prices (“ASP”) continue to be under pressure in this quarter. The slight uptick in shipment volumes was supported by growing demand from India. These large and rapidly-digitizing markets, which also include Southeast Asia and the Middle East, represent a substantial growth opportunity for us to promote not only smart card solutions but also digital rights management (“DRM”) solutions. Lastly, we are excited about our plan to separately list our conditional access and related businesses domestically on the New Third Board, and we hope to complete this process by the end of this year.”

First Quarter 2016 Results1

In the first quarter of 2016, China Digital TV’s smart card shipments increased by 2.3% to 3.02 million from 2.95 million in the prior year period, primarily driven by increased shipments to international markets, but partially offset by a decline in domestic shipments due to the overall maturity of the CA business.

China Digital TV’s net revenues decreased by 7.3% to US$13.0 million from US$14.0 million in the prior year period. The decrease was primarily due to a decrease in smart card revenues caused by the decline in the ASP of smart cards. The decrease in smart card revenues was partially offset by an increase in revenues from other services.

Revenues from the Company’s top five customers accounted for 36.0% of total revenues, compared to 28.4% in the prior year period, primarily attributable to the consolidation of certain cable operators in the market.

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[1]	Unless otherwise stated, all financial statement measures stated in this press release are based on generally accepted accounting principles in the United States (“U.S. GAAP”).

Revenue Breakdown

	For the three months ended
	March 31,	December 31,	March 31,
	2016	2015	2015
	(in thousands of U.S. dollars)
Products:
Smart cards	$10,071	$12,753	$12,839
Other products	928	1,743	376
Subtotal	10,999	14,496	13,215
Services:
Head-end system integration	882	1,675	596
Head-end system development	701	1,587	318
Licensing income	192	145	100
Royalty income	14	35	123
Other services	400	193	6
Subtotal	2,189	3,635	1,143
Total revenues	$13,188	$18,131	$14,358

Revenues from smart cards decreased by 21.6% to US$10.1 million in the first quarter of 2016 from US$12.8 million in the prior year period, primarily due to a decline in ASPs. Sales of smart cards accounted for 76.4% of total revenues in the first quarter of 2016, compared to 89.4% in the prior year period.

Revenues from other products increased by 146.8% to US$0.9 million in the first quarter of 2016 from US$0.4 million in the prior year period. The increase was mainly attributable to an increase in sales of surface mounted chips. Sales of other products accounted for 7.0% of total revenues in the first quarter of 2016, compared to 2.6% in the prior year period.

Revenues from services increased by 91.5% to US$2.2 million in the first quarter of 2016 from US$1.1 million in the prior year period. The increase was primarily due to head-end system development and integration, as well as the expansion and monetization of the Company’s emerging cloud platform. Revenues from services accounted for 16.6% of total revenues in the first quarter of 2016, compared to 8.0% in the prior year period.

Cost of revenues from smart cards and other products increased by 2.6% to US$2.3 million in the first quarter of 2016 from US$2.2 million in the prior year period. The increase was mainly due to an increase in cost of revenues from other products, and was partially offset by a decline in cost of revenues from smart cards. Cost of revenues from smart cards and other products accounted for 52.3% and 16.1%, respectively, of total cost of revenues in the first quarter of 2016, compared to 65.0% and 3.4% in the prior year period.

Cost of revenues from services in the first quarter of 2016 remained relatively stable at US$1.0 million compared to the prior year period. Cost of revenues from services as a percentage of total cost of revenues also remained relatively stable at 31.6% in the first quarter of 2016, compared to the prior year period.

Gross profit in the first quarter of 2016 decreased by 10.3% to US$9.7 million from US$10.8 million in the prior year period. Gross margin, was 74.7% in the first quarter of 2016, compared to 77.1% in the prior year period. The decline in gross margin was primarily due to the decreased portion of total revenues accounted for by net revenues from smart cards, which have a higher gross margin than other products and services.

In the first quarter of 2016, the ASP of smart cards decreased by 23.0% year over year, while the unit cost of smart cards decreased by 19.5% year over year.

Operating expenses in the first quarter of 2016 decreased by 18.4% to US$7.8 million from US$9.6 million in the prior year period.

●	Research and development expenses in the first quarter of 2016 decreased by 11.5% to US$3.4 million from US$3.9 million in the prior year period. The decline was mainly due to a decrease in personnel-related expenses.

●	Selling and marketing expenses in the first quarter of 2016 decreased by 31.3% to US$2.4 million from US$3.5 million in the prior year period. The decline was mainly due to a decrease in personnel-related expenses.

●	General and administrative expenses in the first quarter of 2016 decreased by 10.4% to US$2.0 million from US$2.2 million in the prior year period. The decline was mainly due to a decrease in personnel-related expenses.

Income from operations in the first quarter of 2016 increased by 53.8% to US$1.9 million from US$1.2 million in the prior year period.

Income tax expenses in the first quarter of 2016 decreased by 11.1% to US$1.3 million from US$1.4 million in the prior year period, primarily attributable to a decrease in taxable income.

Net income attributable to holders of ordinary shares in the first quarter of 2016 increased by 219.3% to US$1.2 million from US$0.4 million in the prior year period.

Non-GAAP net income2 attributable to holders of ordinary shares in the first quarter of 2016 increased by 163.1% to US$1.2 million from US$0.4 million in the prior year period3.

Balance Sheet

As of March 31, 2016, China Digital TV had cash and cash equivalents and restricted cash totaling US$70.9 million.

Business Outlook

Based on information available as of May 17, 2016, China Digital TV expects smart card shipment volumes in the second quarter of 2016 to be in the range of 2.0 million to 2.3 million. Net revenues in the second quarter of 2016 are expected to be in the range of US$7.2 million to US$8.2 million.

Conference Call Information

China Digital TV's management will host an earnings conference call at 8:00 p.m. on Tuesday, March 17, 2016, U.S. Eastern Time (8:00 a.m. on Wednesday, May 18, 2016, Beijing/Hong Kong Time).

Conference Call Dial-in Information:

United States Toll Free: +1-888-346-8982

International: +1-412-902-4272

Hong Kong: 800-905945

China Toll Free: 4001-201203

Conference Name: China Digital TV Holding Co. Ltd. call.

A replay of the call will be available for one week between 10:00 p.m. on May 17, 2016 and 10:00 a.m. on May 24, 2016, U.S. Eastern Time.

Replay Dial-in Information:

United States: +1-877-344-7529

International: +1-412-317-0088

Replay Access Code: 10085862

Additionally, a live and archived webcast of this call will be available on the Investor Relations section of China Digital TV's corporate website at http://ir.chinadtv.cn.

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[2]	Non-GAAP net income (loss) is defined as net income (loss) excluding certain non-cash expenses, such as share-based compensation expenses, amortization of acquired intangible assets from business acquisitions and equity method investments.
[3]	For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures” set forth at the end of this release.

About China Digital TV

Founded in 2004, China Digital TV enables television network operators to manage, extend and diversify content services across households and public areas in China. China Digital TV is the leading provider of cloud-based application platforms and network broadcasting platform ("NBP") services to Chinese cable operators, helping them to effectively bring mobile gaming apps and other entertainment options to household television sets, and extend cable programming outside the home to any mobile device. China Digital TV is also the leading provider of Conditional Access ("CA") systems in China's digital television market. CA systems enable television network operators to secure the delivery of content to their subscribers. The Company has existing cooperation with nearly all of China's cable television operators.

For more information please visit the Investor Relations section of China Digital TV's website at http://ir.chinadtv.cn.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

For investor and media inquiries, please contact:

China Digital TV Holding Co., Ltd.

Nan Hao

Investor Relations Manager

Tel: +86-10-6297-1199 x 9780

Email: ir@chinadtv.cn

ICR, Inc.

Simic Chan

Tel: +1 (646) 328-1950

Email: stv@icrinc.com

  China Digital TV Holding Co., Ltd.

  Unaudited Condensed Consolidated Statements of Comprehensive Income

  (in thousands of U.S. dollars, except share and per share data)

	For the three months ended
	March 31,	December 31,	March 31,
	2016	2015	2015
Revenues:
Products	$10,999	$14,496	$13,215
Services	2,189	3,635	1,143
Total revenues	13,188	18,131	14,358
Business and related taxes	(167)	(281)	(309)
Net revenues	13,021	17,850	14,049

Cost of revenues:
Products	(2,255)	(2,884)	(2,198)
Services	(1,043)	(2,906)	(1,013)
Total cost of revenues	(3,298)	(5,790)	(3,211)
Gross profit	9,723	12,060	10,838

Operating expenses:
Research and development expenses	(3,447)	(3,691)	(3,893)
Selling and marketing expenses	(2,410)	(2,954)	(3,506)
General and administrative expenses	(1,988)	(2,694)	(2,218)
Total operating expenses	(7,845)	(9,339)	(9,617)

Income from operations	1,878	2,721	1,221

Interest income	337	306	251
Other income, net	167	1,012	64
Income before income tax expenses	2,382	4,039	1,536
Income tax expenses	(1,282)	(1,555)	(1,442)
Net income before share of income /(loss) on equity method investments	1,100	2,484	94
Share of income/(loss) on equity method investments, net of income taxes	10	(140)	(18)
Net income	1,110	2,344	76
Net loss/(income) attributable to noncontrolling interest	49	(46)	287
Net income attributable to holders of ordinary shares	$1,159	$2,298	$363

Net income per share attributable to holders of ordinary shares
Basic	$0.02	$0.04	$0.01
Diluted	$0.02	$0.04	$0.01
Net income	$1,110	$2,344	$76
Other comprehensive income/(loss), net of income taxes Foreign currency translation adjustment	566	(1,892)	258
Comprehensive income	1,676	452	334
Comprehensive loss/(income) attributable to noncontrolling interest	37	(42)	289

Comprehensive income attributable to holders of ordinary shares	$1,713	$410	$623

Weighted average shares used in calculating net income per ordinary share
Basic	60,177,208	60,156,157	59,724,925
Diluted	60,576,380	61,126,154	62,111,962

China Digital TV Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(in thousands of U.S. dollars)

	March 31,	December 31,
ASSETS	2016	2015
Current assets:
Cash and cash equivalents	$70,833	$70,138
Restricted cash	34	34
Notes receivable	4,207	4,851
Accounts receivable, net	38,368	38,211
Inventories	4,142	4,857
Prepaid expenses and other current assets	4,628	3,782
Total current assets	122,212	121,873
Property and equipment, net	781	680
Intangible assets, net	332	348
Goodwill	1,349	1,343
Equity method investments	3,080	3,055
Deferred income tax assets	3,383	3,451
Total assets	131,137	130,750

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	1,844	1,665
Accrued expenses and other current liabilities	9,398	11,806
Deferred revenue - current	3,476	3,635
Income tax payable	2,480	2,401
Government subsidies - current	823	819
Total current liabilities	18,021	20,326
Deferred revenue - non-current	115	173
Government subsidies - non-current	2,832	3,024
Deferred income taxes liabilities	5,902	5,421
Total liabilities	26,870	28,944

EQUITY
China Digital TV Holding Co., Ltd. shareholders’ equity:
Ordinary shares	30	30
Additional paid-in capital	38,007	37,988
Statutory reserve	18,361	18,361
Retained earnings	24,610	23,451
Accumulated other comprehensive income	22,204	21,650
Total China Digital TV Holding Co., Ltd. shareholders’ equity	103,212	101,480
Noncontrolling interest	1,055	326
Total equity	104,267	101,806
TOTAL LIABILITIES AND EQUITY	$131,137	$130,750

Reconciliation of Non-GAAP Measures

Non-GAAP net income attributable to holders of ordinary shares excludes certain non-cash expenses, such as share-based compensation expenses, amortization of intangible assets acquired from business acquisitions and equity method investments. The Company believes that the Non-GAAP net income provides meaningful supplemental information regarding the Company’s performance by excluding certain non-cash expenses that may not be indicative of its operating performance from a cash flow perspective. The Company believes that both management and investors benefit from referring to this additional information in assessing the Company’s performance and when planning and forecasting future periods.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

	For the three months ended
	March 31,	December 31,	March 31,
	2016	2015	2015
	(in U.S. dollars, in thousands)
Net income attributable to China Digital TV Holding Co., Ltd shareholders - GAAP	$1,159	$2,298	$363
Share-based compensation expenses	10	16	34
Amortization of intangible assets from business acquisitions and equity method investments	12	12	52
Net income attributable to China Digital TV Holding Co., Ltd shareholders - Non-GAAP	$1,181	$2,326	$449